650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

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March 25, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:       Jeanne Bennett
Michael Fay
Juan Grana
Margaret Sawicki
Re:                PACS Group, Inc.
Registration Statement on Form S-1
Filed March 13, 2024
File No. 333-277893
Ladies and Gentlemen:
On behalf of PACS Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 22, 2024, relating to the Company’s above referenced Registration Statement on Form S-1 publicly filed on March 13, 2024 (the “Registration Statement”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered

March 25, 2024

paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also separately sending a copy of Amendment No. 1 and a copy of Amendment No.
1 marked to show all changes from the Registration Statement publicly filed on March 13, 2024. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

March 25, 2024

Risk Factors
If we are unable to provide consistently high quality of care, our business will be adversely impacted., page 25
1.We note your disclosure that "[y]our patients have in the past and could in the future be harmed by one or more of [y]our employees or staff members" and that your "[e]mployees and staff members have engaged in conduct (including failing to take action) that has impacted, and may in the future engage in conduct that impacts, [y]our patients or their health, safety, welfare, or clinical treatment." We also note that "[c]ertain of [y]our independent operating subsidiaries have been, and may continue to be, subject to findings of quality of care deficiencies or practices, incidents of patient abuse or neglect, and claims regarding services rendered that do not meet the standard of care, which have resulted, and in the future may result, in civil or criminal penalties, fines or other actions." Please advise whether there have been material incidents at your facilities resulting in harm to your patients and revise your disclosure, as applicable, to discuss such incidents. Finally, please revise the risk factor heading to better reflect the risks being conveyed in the accompanying text.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the risk factor heading on page 26 of Amendment No. 1. The Company advises the Staff that it has considered the applicable facts and circumstances and determined that no such incidents have occurred at the Company’s facilities that the Company considers material to its business or financial condition.
Our founders, Jason Murray and Mark Hancock, will continue to hold a substantial portion of our outstanding common stock ..., page 52
2.We note the added disclosure regarding the founders' ability to nominate up to four total board members based on their beneficial ownership of only 20% of the outstanding stock, as well as disclosure elsewhere that, so long as they beneficially own a majority of shares outstanding, shareholder votes may be taken by written consent. Please revise the risk factor to more clearly identify the risks related to their disproportionate representation on the board, including by identifying the total number of members of the board. Also revise the cover page, summary and summary risk factors to clarify that their control is not solely related to their level of beneficial ownership, but also provisions in their shareholder agreement granting them additional rights. Please file the form of agreement with your next amendment.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on the cover page and pages 11 to 13, 53, 54, 57, 121, 122, 142 and 143. The Company respectfully advises the Staff that it will file the form of Stockholders Agreement with the Company’s next amendment to the Registration Statement, at which point such agreement will be in final and agreed form as approved by the board of directors and stockholders of the Company.

March 25, 2024

Use of Proceeds, page 64
3.Please revise the use of proceeds to clarify what portion of the proceeds you intend to use to repay amounts outstanding under your Amended and Restated 2023 Credit Facility and for the other listed purposes. Please also highlight this amount in the summary.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 14, 15 and 66. The Company advises the Staff that it intends to use a majority of the net proceeds from the offering to repay amounts outstanding under its Amended and Restated 2023 Credit Facility and that a specific dollar amount will be included when net proceeds can be estimated and are included in the prospectus.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 76
4.You disclose that the litigation settlements and reserves non-GAAP adjustment relates to specific legal settlements and reserves arising outside of the ordinary course of business. You also disclose that "costs associated with litigation settlements and reserves are due to high professional and non-normal course general liability claims experience of acquisitions..." Additionally, you disclose as part of your results of operations discussion that "$39.1 million of costs associated with litigation settlements and an increase in professional and general liability claims reserves due to claims experience related to acquisitions." We believe these descriptions lack sufficient detail that would allow investors to fully assess your non-GAAP measure. Please expand your disclosure to address the following related to your litigation settlements and reserves non-GAAP adjustment, or provide the information as part of your response where appropriate:
•Separately quantify amounts attributable to the different components of your non-GAAP adjustment, based on the nature of the related costs;
•Describe in greater detail the company-specific facts and circumstances related to the costs being incurred;
•Identify the referenced acquisitions, the time frame when the acquisitions occurred, and whether the acquisitions were business combinations or asset acquisitions;
•Provide greater details regarding your references to claims experience;
•As it relates to your 2023 and 2022 Expansions disclosed in Note 15, page F-29, it does not appear that you have recorded any legal settlement or claims liabilities or reserves in connection with your accounting for the business combinations and assets acquisitions. Clarify you accounting; and
•Explain why you believe each of the groups of costs at hand are not normal, operating costs and provide an analysis of your consideration of Non-GAAP Financial Measures C&DI 100.01.
Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that it had considered these specific litigation settlements and reserves as non-normal course and

March 25, 2024

different from its typical claims experience as they were pre-existing liabilities that were acquired in a business combination that were unusual when compared to the Company’s existing litigation and claims experience due to the nature and size. In response to the Staff's comment, upon further review of the non-GAAP guidance, the Company has revised the disclosure in Amendment No. 1 on pages 3, 19 and 79 to remove the litigation settlements and reserves amount and references as a non-GAAP adjustment.
In addition, the Company respectfully advises the Staff that additional disclosure in Note 15, page F-29 is not necessary because the business combinations entered into for these two years were asset acquisitions in which the Company did not accept pre-existing professional and general liability claims or settlements of the acquired entity. The Company typically acquires assets of other businesses, and the acquisition of Plum represents the only material instance in which the Company structured the related acquisition transaction as a business combination. The Company has revised the disclosure in Amendment No. 1 on page 83 to include additional detail related to the costs incurred.
5.We note the reference on page F-30 that the Company recorded a measurement period adjustment in 2022 primarily related to the finalization of professional liability loss reserves. Please describe for us further the facts and circumstances surrounding the adjustment, how the amount was calculated, and how you determined that none of the amount should be recorded as a period cost.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment is providing the following description. The measurement period adjustment made in 2022 was related to the Company’s acquisition of the equity interest of 58 stand-alone skilled nursing, assisted living, and subacute facilities and eight real estate entities from Bay Bridge Capital Partners, LLC d/b/a Plum Healthcare Group (Plum) that occurred on November 5, 2021. In accordance with ASC 805-10-25-15, an acquirer has a period of time, referred to as the measurement period, to finalize the accounting for a business combination. Any adjustments made by the acquirer during the measurement period should only relate to those assets, liabilities, equity interests, or items of consideration for which the initial accounting was incomplete in the reporting period in which the business combination occurred. In accordance with ASC 805-10-25-14, the measurement period ends as soon as the acquirer receives all necessary information about the facts and circumstances that existed as of the acquisition date for the provisional amounts (or otherwise learns that more information is not obtainable). However, the measurement period cannot exceed one year from the acquisition date. ASC 805-10-25-17 requires that measurement period adjustments be recognized in the reporting period in which the adjustment amount is determined. The Company respectfully advises the Staff that, in 2022, additional information came to light, that existed as of the date of the business combination, surrounding certain specific professional and general liability claims against the businesses acquired from Plum, which claims continued to exist against those businesses after the Company acquired them. The Company appropriately evaluated whether the additional information was known or knowable as of the acquisition date and therefore should be treated as a measurement period adjustment as part of the business combination. As the information was obtained within the measurement period and it related to information and circumstances that existed at the acquisition date, the Company increased the provisional liability with a corresponding increase to goodwill. This allowed the Company to finalize the purchase price allocation and the accounting for the business combination related to these liabilities.

March 25, 2024

6.We note the $39 million added in this amendment as an adjustment to EBIDTA for 2023 for "Litigation settlements and reserves", as well as the added risk factor addressed above, and that there were no litigation and settlement reserves in the three prior years. Revise to disclose any additional legal proceedings required by Item 103 of Regulation S-K.
Response: The Company acknowledges the Staff’s comment. As discussed in response to comment 4, the Company has removed the litigation settlements and reserves amount and references as a non-GAAP adjustment. The Company additionally reviewed Item 103 of Regulation S-K and confirms to the Staff that it does not believe any additional disclosure would be responsive under the rule.
Business
Amended and Restated Charter and Stockholders Agreement, page 119
7.We note that your "Amended and Restated Charter will ... grant Messrs. Murray and Hancock, among other things, certain board designation rights" which are set forth in the Stockholders Agreement, and you provide a cross-reference to the disclosure of that agreement. That disclosure, however, also refers to "certain board designation rights". Please revise to disclose all material terms of the Stockholders agreement, including their disproportionate rights to designate and replace board members, the effect of their percentage of beneficial ownership has on whether replacing a board member may be done by a majority or two thirds majority vote, and their ability to cause actions that would be subject to a shareholder vote to be acted on by written consent.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on the cover page and pages 11 to 13, 53, 54, 57, 121, 122, 142 and 143.
Underwriting, page 156
8.We note from pages 156 and 159 the underwriters have waived lockup agreements with respect to a portion of the shares held by the founders, so that they may be pledged for loans, including margin loans. Please clarify whether there are current plans for these loans, whether any of the named underwriters or their affiliates are parties to those loans and to what portion of the founders’ shares the lockup has been waived. Please also clarify the impact of these pledges or loans on the founders’ beneficial ownership. For example, will the shares subject to the pledges or loans be considered beneficially owned by the founders for purposes of their additional rights pursuant to the shareholder agreement, through which they have obtained disproportionate representation on the board and other benefits. Please file the agreements related to these waivers, loans and/or pledges with your next amendment.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 1 on pages 143, 153, 160 and 162. Additionally, the Company advises the Staff that each of Messrs. Murray and Hancock intends to enter into such margin loans shortly following the close of the initial public offering. The Company respectfully advises the Staff that Citigroup Global Markets Inc. (Citigroup) or one of its affiliates may be a party to such margin loans. The transaction documents to effect such margin loans are currently subject to ongoing discussion and negotiation. The Company advises

March 25, 2024

the Staff that the form of lock-up agreement, which contains the relevant lock-up waiver related to the pledged securities, will be included as an exhibit to the form of Underwriting Agreement to be filed as exhibit 1.1 to the Registration Statement.
The Company notes that the founders will retain their ability to vote the pledged shares and that the pledges will not impact the founders’ beneficial ownership for purposes of their rights under the Stockholders Agreement or otherwise in connection with matters to be voted on by stockholders of the Company. Pursuant to Rule 13d-3(d)(3) under the Exchange Act, a lender under any margin loan entered into by Messrs. Murray and Hancock would not beneficially own the pledged shares unless and until such lender has taken all formal steps necessary which are required to declare a default and determines that the power to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised.
9.Please tell us whether you are required to engage a qualified independent underwriter pursuant to FINRA Rule 5121 due to the founding shareholders' margin loans or pledge securities referenced in the comment above. If so, please revise to add appropriate risk factor disclosure.
Response: As noted in the response to comment number 8 above, the Company respectfully advises the Staff that Citigroup or one of its affiliates may be a party to any margin loan intended to be entered into by each of Messrs. Murray and Hancock following the close of the initial public offering. As a result, the Company respectfully advises the Staff that, because of the uncertainty of Citigroup’ s participation (or any other underwriter in the offering), the Company is not required to have a qualified independent underwriter for purposes of the margin loans or pledge securities referenced in this comment. However, the Company further advises the Staff that it has revised the disclosure in Amendment No. 1 on pages 15 and 162 to indicate that it will engage a qualified independent underwriter as a result of a conflict of interest under FINRA Rule 5121 created by certain of the underwriters each receiving in excess of 5% of the net proceeds of the offering in connection with the Company's repayment of amounts outstanding under the Company’s Amended and Restated 2023 Credit Facility.

Consolidated Financial Statements
Insurance Claims, page F-28
10.We note professional liability and general liability claims reserve is a critical audit matter, accrued risk reserves is included under critical accounting estimates, and your reference to non-normal course general liability claims experience of acquisitions. To provide more insight for investors into how your accounting for self-insurance liabilities impact your financial statements, please revise your disclosure to include the following:
•A tabular roll forward of your self-insurance liability to include line items related to amounts recorded as an expense, amounts related to changes in estimate, amounts recorded under ASC 805, payments made, amounts related to increases in claims, etc.;
•A tabular roll forward of the number of both your asserted and unasserted claims underlying your self-insurance liability; and
•The amounts of your self-insurance liability related to unasserted claims and asserted claims.

March 25, 2024

Response: The Company acknowledges the Staff’s comment and that the professional liability and general liability accrual is a critical accounting estimate. The Company respectfully advises the Staff that the Company typically acquires assets of other businesses, and that the acquisition of Plum represents the only material instance in which the Company structured the related acquisition transaction as a business combination. As a result, the professional liability and general liability of the Plum acquisition remain with the acquired entities and are included in the Company’s combined/consolidated financial statements and, as noted in the response to comment 4 above, the Company has removed any reference to non-normal course general liability claims experience of acquisitions. As it relates to professional liability and general liability claims more broadly, the Company utilizes an external actuary to assist with the accounting for the professional liability and general liability, which includes both asserted and unasserted claims. The Company has disclosed relevant information regarding the professional and general liabilities in the combined/consolidated financial statements and related footnotes, including disclosure of ceded amounts covered by an unrelated insurer and details of related outflows in the Company’s combined/consolidated statements of cash flows. The Company respectfully advises the Staff that it has adhered to all required disclosures under ASC 954-450-50 and ASC 450-20-50. The Company has revised the disclosure in Amendment No. 1 on page 83 to include additional information around the current period affects of acquisition on the self-insured liabilities. Based on the foregoing and, as noted above, the fact that the Plum transaction was the only business combination where professional and general liability was acquired, the Company respectfully submits to the Staff that it does not believe disclosing the additional requested items above would be useful to investors or investors’ understanding of the Company’s business and the risks relating thereto.
* * *
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP